

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
James D. Davidson, III
President and Chief Executive Officer
California Gold Corp.
4515 Ocean View Boulevard, Suite 305
La Canada, California 91011

      Re: **California Gold Corp.**
              Amendment No. 7 to Registration Statement on Form S-1
              Filed April 15, 2013
              File No. 333-179466

Dear Mr. Davidson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

1. We note that the amended registration statement you filed on April 15, 2013 falls after 45 days but before 90 days of the end of your fiscal year. As a result, please provide updated audited financial statements for the year ended January 31, 2013 to comply with Rule 8-08.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

2. We note that the auditor consent refers to an audit report dated May 16, 2011 with respect to the consolidated financial statements for the years ended January 31, 2012 and 2011. We further note that the audit report on page F-2 of your Form S-1/A7 is dated April 30,

2012. In the next amendment to your Form S-1, please obtain an updated consent that refers to the audit report included in your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650, or John Archfield, Staff Accountant, at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Pamela Howell, Special Counsel, at (202) 551- 3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Paul C. Levites, Esq.